UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Share Purchase Agreement for Debt Settlement

On August 6, 2025, Currenc Group Inc. (the “Company”) entered into a Share Purchase Agreement (the “Purchase Agreement”) with its founder and chairman of the board of directors, Alexander King Ong Kong, and its largest shareholder, Regal Planet Limited, an entity controlled by Mr. Kong (together, the “Creditors”), to settle outstanding indebtedness owed by the Company and/or its subsidiaries to the Creditors in an aggregate amount of approximately US$54,550,612.30 (the “Outstanding Indebtedness”).

Pursuant to the Purchase Agreement, the Company agreed to issue to the Creditors an aggregate of 35,653,995 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at a price of US$1.53 per share, in full and complete satisfaction, discharge, and settlement of the Outstanding Indebtedness. The number of Ordinary Shares to be issued to each Creditor is set forth in the Purchase Agreement and is based on the amount of indebtedness held by each Creditor.

The closing of the transactions contemplated by the Purchase Agreement is subject to customary closing conditions, including the accuracy of representations and warranties, performance of covenants, and, importantly, the receipt of shareholder approval for the issuance of the Ordinary Shares and the consummation of the transactions. The Company has agreed to use its reasonable best efforts to obtain such shareholder approval by no later than September 30, 2025, and, if not obtained by such date, to convene additional shareholder meetings at 30-day intervals until approval is obtained.

The Ordinary Shares to be issued pursuant to the Purchase Agreement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on exemptions from registration provided by Section 4(a)(2) of the Securities Act. The Ordinary Shares will be subject to customary legends for restricted securities purchased in a private placement as set forth in the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, and covenants of the parties. The issuance of the Ordinary Shares will fully satisfy and discharge all claims of the Creditors with respect to the Outstanding Indebtedness.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K.

On August 8, 2025, the Company issued a press release regarding the transactions contemplated by the Purchase Agreement, a copy of which is furnished as Exhibit 99.1 with this Form 6-K.

Disclosure of Adverse Judgment in Singapore Litigation

On August 8, 2025, the Company provides the following update regarding previously disclosed litigation in Singapore involving Seamless Group Inc., a wholly-owned subsidiary of the Company (“Seamless”), and certain of the Company’s affiliates.

Background of the Litigation

On September 19, 2024, Ripple Markets APAC Pte. Ltd. (“RMA”) commenced proceedings in the General Division of the High Court of the Republic of Singapore (Case No. OC 628) against GEA Limited (“GEA”), Alexander Kong King Ong, Regal Planet Limited, and Seamless (collectively, the “Defendants”). RMA’s claims relate to (i) an alleged breach by GEA of a Master XRP Commitment to Sell Agreement dated September 12, 2022 (the “CTS Agreement”), and (ii) alleged breaches by the other Defendants, including Seamless, of a Deed of Guarantee dated May 25, 2023 (the “Guarantee”), which was executed in favor of RMA to guarantee GEA’s obligations under the CTS Agreement.

RMA seeks, on a joint and several basis, payment of US$23,952,480.00 and late payment charges, in connection with GEA’s alleged purchase of a digital asset (XRP) under four separate invoices.

The Defendants, including Seamless, have denied liability and raised various defenses, including that RMA breached a Cooperation Agreement and/or a collateral contract, that the CTS Agreement is void for illegality, and that the Guarantee was entered into under economic duress and/or misrepresentation. GEA has also filed a counterclaim against RMA for damages and a declaration that the CTS Agreement should be rescinded.

Summary Judgment and Appeals

On December 23, 2024, RMA applied for summary judgment. On April 17, 2025, the Singapore High Court granted RMA’s application for summary judgment and allowed in part the Defendants’ application to amend their defense and counterclaim. The Court ordered GEA to pay costs of S$23,500 and the other Defendants, including Seamless, to pay costs of S$7,000 on a joint and several basis, as well as RMA’s disbursements of S$27,514.53 on a joint and several basis (the “Summons Costs Orders”).

The Defendants appealed these decisions. On August 6, 2025, the Honourable Justice Valerie Thean dismissed both appeals and ordered the Defendants to pay costs of S$20,000 (inclusive of disbursements) on a joint and several basis (the “Appeals Costs Orders”).

Current Status and Consequences

As of the date of this filing, the Defendants, including Seamless, are jointly and severally liable for the principal sum of US$23,952,480.00 and late payment charges (to be assessed at the date of full payment), as well as the Summons Costs Orders and Appeals Costs Orders described above.

The Defendants have 14 days from August 6, 2025 (i.e., until August 20, 2025) to make a final appeal to the appellate court. GEA’s counterclaim against RMA remains pending and has not yet been decided. A case conference is scheduled for August 19, 2025, at which the Court will provide further directions for the proceedings.

The Company is currently assessing the impact of the judgment and continues to consider its options, including the possibility of further appeal. The Company is currently in discussions with GEA and its equity holders to determine whether GEA, as the primary obligor under the original obligations to RMA, or its equity holders may satisfy the judgment without recourse to Seamless or the Company. The Company will provide further updates as appropriate.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including statements regarding the completion of the transactions contemplated by the Share Purchase Agreement and the outcome of litigation. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results may differ materially from those described in these forward-looking statements. Except as required by law, the Company undertakes no obligation to update any forward-looking statements contained herein.

INDEX TO EXHIBITS

Exhibit No.	Description
10.1	Share Purchase Agreement, dated August 6, 2025, by and among Currenc Group Inc., Alexander King Ong Kong, and Regal Planet Limited
99.1	Press Release of Currenc Group Inc. dated as of August 8, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2025

CURRENC GROUP INC.

By:	/s/ Ronnie Ka Wah Hui
Name:	Ronnie Ka Wah Hui
Title:	Chief Executive Officer